UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATASCOPE CORP.
(Name of Subject Company)

DATASCOPE CORP.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Classes of Securities)

238113104
(CUSIP Number of Classes of Securities)

Henry Scaramelli
Chief Financial Officer
Datascope Corp.
14 Philips Parkway
Montvale, NJ 07645
(201) 391-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
On Behalf of the Person(s) Filing)

Copy to:

Martin Nussbaum, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company is Datascope Corp., a Delaware corporation (“Datascope”). The principal executive offices of Datascope are located at 14 Philips Parkway, Montvale, New Jersey 07645, and Datascope’s telephone number is (201) 391-8100.

(b) Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, the “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of Datascope (the “Common Stock”). As of the close of business on September 12, 2008, there were 15,873,152 shares of Common Stock issued and outstanding (which does not include deferred share units held by current or former Datascope directors).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of Datascope, which is filing this Schedule 14D-9, is set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by DaVinci Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned indirect subsidiary of Getinge AB, a Swedish aktiebolag (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $53.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 30, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and Datascope. The Merger Agreement provides, among other things, that, following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the condition that the number of shares of Common Stock validly tendered and not withdrawn prior to the expiration date of the Offer represents at least a majority of Datascope’s then fully diluted shares of Common Stock (which diluted share amount assumes, among other things, the exercise of any outstanding warrants and further assumes the grant and exercise of all options available for grant under Datascope’s equity plans), and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Datascope (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Common Stock held by Purchaser or Parent and stockholders, if any, who exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), Datascope will become a wholly-owned indirect subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

Following the consummation of the tender offer, Purchaser has an irrevocable option (the “Merger Option”) to purchase, at the Offer Price, newly issued shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser and Parent, shall constitute sufficient shares to consummate a “short-form” merger under the DGCL. A “short form” merger of Datascope refers to a merger effected without a vote by Datascope’s stockholders because Purchaser has acquired at least 90% of the outstanding shares of Common Stock. The Merger Option shall be exercisable only after Purchaser has acquired at least 80% of the outstanding shares of Common Stock. Pursuant to the Merger Option, Datascope would only be required to issue up to that number of shares of Common Stock that would not require stockholder approval under the NASDAQ Marketplace Rules and that would not exceed the number of authorized shares of Common Stock.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser are located at Ekebergsvagen 26, Getinge, SE-31044, and Parent’s telephone number is 46 (0) 350 584 71.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 and in Datascope’s Proxy Statement on Schedule 14A filed with the SEC on November 1, 2007, as incorporated in this Schedule 14D-9 by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Datascope or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

In considering the recommendation of the Board of Directors of Datascope (the “Datascope Board”), you should be aware that Datascope’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Datascope Board was aware of these interests and considered them, among other matters, in making their recommendation. Datascope’s executive officers are Lawrence Saper, Fred Adelman, Nicholas Barker, Robert Cathcart, Timothy Krauskopf, Boris Leschinsky, Henry Scaramelli and Antonino Laudani. Mr. Saper is also a member of the Datascope Board.

(a) Arrangements with Current Executive Officers and Directors of Datascope.

Director and Officer Exculpation, Indemnification and Insurance

As permitted under Section 145 of the DGCL, Datascope has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision that no director of Datascope shall be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, the Amended and Restated Bylaws of Datascope (the “Bylaws”) provide that Datascope shall indemnify an officer or director for any costs incurred by such officer or director in connection with a proceeding against such officer or director by reason of the fact that he is or was an officer or director of Datascope, unless such indemnification is prohibited under applicable law. Pursuant to the Bylaws, Datascope may also be required to advance funds to an officer or director who is entitled to indemnification upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined that such person is not entitled to indemnification. The Bylaws further provide that Datascope may provide indemnification or the advancement of expenses to any other person as permitted by applicable law. Such Bylaw provisions are intended to be broader than the statutory indemnification provided in the DGCL.

In addition, Datascope maintains directors’ and officers’ liability insurance.

Datascope has entered into indemnification agreements with each of its directors, as well as with William L. Asmundson, George Heller and Arno Nash that require Datascope to indemnify and hold harmless such individuals to the fullest extent authorized or permitted by the provisions of the Charter, the Bylaws and the DGCL. Messrs. Asmundson, Heller and Nash are former directors of Datascope. In connection with any action or proceeding relating to which an indemnitee is entitled to indemnification under an indemnification agreement described above, Datascope is also required to advance fees and expenses to each such indemnitee that is party to an indemnification agreement, and each such indemnitee undertakes to repay any such advances if a judgement or other fixed adjudication adverse to the indemnitee establishes that such indemnitee is not entitled to indemnification under his indemnification agreement. The form of the indemnification agreement is filed as Exhibit (e)(4) hereto, which is incorporated by reference herein.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent has agreed to maintain in effect any and all exculpation, indemnification and provisions for the advancement of expenses in Datascope’s Charter and Bylaws as in effect immediately prior to the Effective Time. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Parent will cause the surviving corporation in the Merger to honor the obligations of Datascope to exculpate, indemnify, hold harmless or advance expenses under the indemnification agreements in effect as of the date of the Merger Agreement between Datascope and any of its directors and officers.

The Merger Agreement further provides that, for a period of six years after the Effective Time, Parent will maintain Datascope’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement (or provide substitute policies therefor) with respect to claims arising from acts or omissions prior to or at the Effective Time. Such insurance policy must contain the same coverage and terms and conditions that are equivalent to those in the policies in effect as of the date of the Merger Agreement; provided, however, that Parent will not be obligated to expend per year of coverage more than 300% of the current annual premiums paid for directors’ and officers’ liability insurance currently expended by Datascope as of the date of the Merger Agreement.

Change in Control Agreements

Each of Datascope’s executive officers, other than Mr. Saper, is currently a party to an agreement with Datascope which, in general, provides that if such executive officer’s employment is terminated in connection with a change in control of Datascope, such officer may be entitled to receive severance payments and other benefits. Mr. Saper is party to an employment agreement with Datascope that may entitle Mr. Saper to payments and other benefits in the event of the termination of his employment. The material provisions of these agreements that relate to potential payments in connection with a change in control of Datascope, including the approximate amount of such payments, are described in detail below. For purposes of the determining the potential payments, January 31, 2009 was used as the hypothetical date upon which the change in control event occurs, however the actual date could be earlier or later, which would affect the amount of payments to be made the Datascope executives set forth below.

Lawrence Saper.  Datascope and Mr. Saper executed an employment agreement on July 1, 1996, which has subsequently been amended. The term of Mr. Saper’s employment is for a period of five years and automatically renews each day for an additional day so there is always five years remaining in his employment term. This agreement may entitle Mr. Saper to payment, if Datascope terminates Mr. Saper’s employment without “cause” (as defined in his employment agreement) or if Mr. Saper terminates his employment for “good reason” (as defined in his employment agreement). The consummation of this Offer will constitute “good reason” under the agreement. Upon such a termination, Mr. Saper may be entitled to receive his bonus compensation accrued through the date of termination and a lump-sum cash payment equal to the present value of the product of (i) the sum of the weighted average for the three years prior to such termination of (A) his annual base salary over such three-year period and (B) all bonus compensation paid or payable to him over such three-year period, multiplied by (ii) five. If Mr. Saper’s employment is terminated by Datascope without “cause” or by Mr. Saper for “good reason” on January 31, 2009, then this payment will equal approximately $5,747,118. Upon such a termination of employment, Mr. Saper is also entitled to receive the retirement and other benefits described below.

In addition to the payments related to certain termination events described in the preceding paragraph, upon any termination without “cause,” including retirement, Mr. Saper is entitled to receive compensation for all benefits which he would have received under Datascope’s employee benefit plans for the full five-year remaining term of employment. If Mr. Saper’s employment is terminated by Datascope in breach of his employment agreement on January 31, 2009, Mr. Saper will receive approximately $765,523 in connection with the payments described in this paragraph.

Following any termination of his employment, Mr. Saper and his spouse at the time of such termination will also receive reimbursement for all medical expenses incurred by them during their lifetime that are not covered by Medicare. If Mr. Saper’s employment is terminated on January 31, 2009, the actuarial present value of the benefits described in this paragraph will be approximately $229,129.

In addition to the benefits described in the preceding paragraphs, upon Mr. Saper’s termination of employment, Mr. Saper will receive, on a monthly basis for the remainder of his life, the greater of (1) the “retirement benefit” (as defined in his employment agreement) payable under the supplemental executive retirement program (excluding all benefits payable under Datascope’s qualified pension plan) and (2) the “minimum retirement benefit” (as defined in his employment agreement). If Mr. Saper’s employment is terminated on January 31, 2009, the actuarial present value of this benefit will be approximately $17,318,387. In the event of Mr. Saper’s death prior to his termination of employment, a trust created for the benefit of Mr. Saper’s spouse and children will receive $10,000,000 pursuant to a split dollar agreement between Mr. Saper, Datascope and the trust. In addition, Datascope will, for a period of five years after a termination of Mr. Saper’s employment in breach of his employment agreement, reimburse Mr. Saper for a portion of the premiums under such split dollar agreement, as well as taxes incurred by Mr. Saper in connection with such split dollar agreement. If Mr. Saper’s employment is terminated on January 31, 2009, the actuarial present value of these benefits will be approximately $3,575,377.

Upon the Effective Time, Mr. Saper will also be entitled to receive a payment in exchange for the cancellation of his then outstanding options, as set forth in the table on page 7.

The summary of Mr. Saper’s employment and benefits arrangements is qualified by reference to the agreements, with Datascope, which are filed herewith as Exhibits (e)(10), (e)(11), (e)(14), (e)(16), (e)(17), and (e)(20) and are incorporated herein by reference.

Other Executive Officers.  Datascope has entered into an executive severance agreement with certain executive officers of Datascope including each of Messrs. Adelman, Barker, Cathcart, Krauskopf, Laudani, Leschinsky and Scaramelli. Each of these agreements have substantially similar terms and provide that, if any such executive officer’s employment is terminated within two years following the occurrence of a “change in control” (as defined in the severance agreement), either by Datascope without “cause” (as defined in the severance agreement) or by the executive officer following an event constituting a “constructive dismissal” (as defined in the severance agreements), then such executive officer may be entitled to receive, in a lump-sum cash payment within thirty days after such termination, the following: (I) a payment equal to the product of (A) 2.99 and (B) the sum of (i) the executive’s base salary then in effect and (ii) the greater of (a) the amount of the bonus payable to the executive for the fiscal year preceding the fiscal year in which the “notice of termination” (as defined in the severance agreements) is provided or (b) the average of the bonuses payable to the executive in each of the three fiscal years (or such shorter number of fiscal years during which the executive was employed) preceding the fiscal year in which the “notice of termination” was provided, (II) a pro-rated bonus based on the number of days elapsed in the fiscal year of termination, assuming 100% of the targeted performance under any relevant performance metric, and (III) the value of any long-term performance plan awards at the end of the month preceding termination on the basis of an equitable pro-rating of the performance period, performance targets and award amount. The payments described in the preceding sentence are referred to herein as the “Severance Payments.” The consummation of the Offer is expected to constitute a “change in control” under each of the executive severance agreements. The approximate value of the Severance Payments that each executive could receive upon a termination of employment following the Offer is set forth in the table below.

Following a termination of employment described in the preceding paragraph and for a period of two years thereafter, each such executive officer (and his dependents) may be entitled to receive (a) medical and health benefits at the levels of such benefits in effect prior to such termination and (b) a monthly payment equal to the economic value of the pension, retirement, life insurance, accident, disability, welfare, savings, and compensation benefits at the levels of such benefits in effect prior to such termination. The benefits described in this paragraph are referred to herein as the “Plan Benefits.” The approximate value of the Plan Benefits that each executive could receive upon a termination of employment following the Offer is set forth in the table below.

Additionally, under the terms of each executive severance agreement, if an executive would be subject to the excise tax imposed under Section 4999 of the Code, then Datascope will reduce the total payments (collectively, the “Parachute Payments”) to such executive by the amount necessary to make such payments $1.00 below the safe harbor amount under Section 280G of the Code, but only if the total Parachute Payments exceed the safe harbor by less than $100,000. However, if the total Parachute Payments exceed the safe harbor by at least $100,000, then Datascope will pay to the executive an amount such that the executive will be in the same position as if no excise taxes under Section 4999 of the Code had been imposed. The payment described in the preceding sentence is referred to herein as the “Gross-Up Payment.” The approximate value of the Gross-Up Payment that each executive could receive upon a termination of employment following the Offer is set forth in the table below.

In addition to the payments described above, certain of the executive officers may receive additional payments in connection with the Offer. Mr. Leschinsky previously received a relocation loan from Datascope, the repayment of which may be forgiven in the event of his termination of employment. Additionally, Messrs. Scaramelli and Leschinsky are parties to restrictive covenant agreements which provide that the executive will not solicit Datascope employees or compete against Datascope during the one-year period following such executive’s termination of employment. During this restrictive covenant period, Datascope will provide the executive with one year of base salary continuation, provided such executive does not violate the non-compete or non-solicitation or other provisions of the restrictive covenant agreement. Any payments under these agreements will be paid in accordance with Datascope’s normal payroll practices and such payments may be terminated if the executive obtains employment during the restrictive covenant period. The approximate value of these payments (calculated without reference to any potential offset) is set forth in the table below.

The following table sets forth the approximate value of the payments that Messrs. Adelman, Barker, Cathcart, Krauskopf, Laudani, Leschinsky and Scaramelli could receive assuming the Offer is consummated (and constitutes a “change in control” under their severance agreements) and their employment is terminated either without “cause” or as the result of a “constructive dismissal” on January 31, 2009.

	Severance	Plan	Gross Up	Non-Compete	Tax
Executive	Payments	Benefits	Payments	Payments	Reimbursements	Total Payments

Fred Adelman	$1,178,680	$58,488	$535,081	$0	$0	$1,772,249
Nicholas Barker	$1,122,657	$80,852	$0	$0	$0	$1,203,509
Robert Cathcart	$1,170,422	$92,810	$530,050	$0	$0	$1,793,282
Nino Laudani	$3,407,156	$36,321	$834,228	$0	*	$4,277,705	**
Boris Leschinsky	$1,056,119	$75,786	$600,459	$230,000	$0	$1,962,364
Timothy Krauskopf	$1,122,882	$84,603	$531,333	$0	$0	$1,738,818
Henry Scaramelli	$1,496,057	$84,268	$894,899	$260,000	$0	$2,735,224

Total Payments	$10,553,973	$513,128	$3,926,050	$490,000	$0	$15,483,151

*	Due to his relocation to the United States in October 2007, Mr. Laudani may be subject to duplicate taxation in the United States and Italy for income received from Datascope since October 2007. Datascope may pay, on Mr. Laudani’s behalf, any taxes assessed in the United States for income to Mr. Laudani from Datascope since October 2007.

**	Excludes the effect of any taxes which may be paid by Datascope on Mr. Laudani’s behalf.

Grantor Trust.  Under the terms of the Grantor Trust Agreement, dated as of September 4, 2001, by and between Datascope and Wachovia Bank, N.A., and certain other related agreements between Datascope and the executive officers, certain of the amounts described above are required to be funded and contributed to the Grantor Trust within thirty days after the occurrence of a “potential change in control” and “change in control” (as both terms are defined in the Grantor Trust Agreement). No additional compensation or benefits are provided to the executive officers under the Grantor Trust. Amounts contributed to the Grantor Trust are merely used to satisfy certain amounts due to the executive officers (and certain other current and former employees), which were contingent upon the change in control and/or the termination of such individual’s employment with Datascope. The approval by the Board and the execution of the Merger Agreement constituted a “potential change in control;” accordingly within thirty days after the execution of the Merger Agreement, Datascope is required to contribute to the Grantor Trust an amount equal to the total payments the executive officers (and certain other current and former employees) could have been entitled to receive, assuming that the change in control event (and other events upon which payment of such amount was contingent) had occurred on the first business day of the calendar year. Accordingly, Datascope must contribute approximately $45,182,103 to the Grantor Trust on or before October 15, 2008. Under the terms of the Grantor Trust Agreement, after the occurrence of a “change in control,” such as the consummation of the Offer, the funding of the Grantor Trust must be recalculated annually to ensure sufficient funding is available to provide any required, remaining change in control or termination benefits or payments left to be provided to the executive officers.

Acceleration of Options and Restricted Shares

Pursuant to the Merger Agreement, all of the outstanding and unexercised options to purchase shares of Common Stock (including those granted under any employee company benefit plan) that are outstanding immediately prior to the Effective Time will, at the Effective Time, become fully vested and shall be cancelled and converted into the right to receive a cash payment per option and without interest equal to the excess, if any, of the Offer Price without interest over the exercise price per share of Common Stock for such option. These amounts will be paid within ten business days of the Effective Time.

The Merger Agreement further provides that all of the restricted shares subject to a restricted stock award that are outstanding immediately prior to the Effective Time will become fully vested and transferable immediately prior to the Effective Time.

The approximate value of the cash payments that each executive will receive in exchange for the cancellation of such options (assuming that each such officer does not otherwise exercise any outstanding and vested options prior to the consummation of the Offer) and the removal of forfeiture restrictions on shares of restricted stock is set forth in the table below. This information is based on the officers’ options and restricted stock ownership as of September 12, 2008.

		Shares of Restricted
Executive	Options Outstanding	Stock Outstanding	Total Equity Payments

Lawrence Saper	500,000	0	$12,167,500
Fred Adelman	21,700	0	$413,064
Nicholas Barker	45,000	0	$794,518
Robert Cathcart	54,000	0	$890,460
Timothy Krauskopf	20,000	0	$291,700
Antonino Laudani	40,400	22,500	$1,979,590
Boris Leschinsky	25,600	0	$483,569
Henry Scaramelli	19,700	7,500	$759,696

Total Payments			$17,780,097

Treatment of Director Deferred Shares

The Merger Agreement also provides that each outstanding deferred share unit held by current or former Datascope directors (each, a “Director Deferred Share”) under the Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors and the 2005 Equity Incentive Plan that is outstanding immediately prior to the Effective Time shall be converted into the right to receive a cash payment per share equal to the Offer Price without interest, distributable in accordance with the participant’s prior distribution election and the terms and conditions of the applicable plan and agreement pursuant to which the Director Deferred Shares were issued.

Employee Plans

The Merger Agreement provides that, from and after the Effective Time, Parent will honor all benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time for those employees who continue their employment with Datascope following the Merger. For a period of one year from the Effective Time, Parent will provide each employee who continues employment with Datascope compensation and benefits no less favorable than the compensation and benefits provided immediately prior to the Effective Time.

Loan to Officer

On June 9, 2000, Boris Leschinsky, Vice President of Technology, received a loan from Datascope with a principal amount of $200,000. The promissory note requires annual payments of $20,000 plus interest, based on an annual rate of 8% with the final payment due on June 8, 2010. The current principal balance is $40,000. The largest aggregated amount outstanding at any time during the fiscal year ended June 30, 2008 was $64,800 and the amount outstanding as of September 12, 2008 was $40,833. In the event that Mr. Leschinsky’s employment is terminated due to a change of control of Datascope occurring before June 9, 2010, then the balance of the note will be forgiven.

Voting Agreement

Lawrence Saper has entered into a voting agreement (the “Voting Agreement”), dated September 15, 2008, in which he has agreed to (i) tender or cause to be tendered all shares of Common Stock held of record or beneficially by him pursuant to the Offer and (ii) vote all shares of Common Stock held of record or beneficially by him in favor of the adoption of the Merger Agreement. The obligations under the Voting Agreement terminate upon a termination of the Merger Agreement; the consummation of the Merger; upon an amendment or change to the Merger Agreement without the consent of Mr. Saper, which amendment or change (a) materially and adversely affects Mr. Saper, (b) decrease in the Offer Price, or (c) changes the form of consideration to be paid in the Offer; or

upon written notice by Parent to Mr. Saper of termination. The Voting Agreement is attached as Exhibit (e)(6) hereto and is incorporated by reference herein.

(b) Arrangements with Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants of Datascope, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Datascope, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among Datascope, Parent and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On November 9, 2007, Datascope and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Parent has agreed that, subject to certain limitations, any information of a confidential or proprietary nature regarding Datascope furnished to it, its affiliates and their respective representatives by or on behalf of Datascope may be used solely in connection with considering, evaluating, negotiating and financing a possible transaction. Such information may be disclosed to a third party only under the limited circumstances provided in the Confidentiality Agreement. Parent also agreed that, subject to certain limited exceptions, neither it nor its affiliates will solicit certain employees of Datascope to leave their employment with Datascope or to otherwise knowingly interfere with the employment relationship between Datascope and any such employees until November 9, 2009. The Confidentiality Agreement also prohibits Parent and its representatives from, directly or indirectly, acquiring or seeking to acquire beneficial ownership of any of the securities or assets of Datascope or to take certain other actions to influence in any manner the management or policies or affairs of Datascope until November 9, 2009. The Confidentiality Agreement and all obligations thereunder terminate on November 9, 2009.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Datascope Board has unanimously (i) approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable and in the best interests of the Datascope stockholders; (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the General Corporation Law of the State of Delaware, if applicable, inapplicable to each of the Offer and the Merger; and (iii) recommended that the Datascope stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law.

A copy of the letter to Datascope’s stockholders communicating the Datascope Board recommendation is filed as Exhibit (a)(2) hereto and is incorporated by reference herein.

(b) Background and Reasons for the Recommendation.

The Datascope Board had been engaged in discussions concerning the strategic alternatives available to Datascope for more than one year. In August 2007, the entire Datascope Board interviewed five investment banking firms to assist it in this review and determined to engage Lehman Brothers Inc. (“Lehman Brothers”), whose North American investment banking franchise was acquired by Barclays Capital Inc. on September 22, 2008, as Datascope’s exclusive financial advisor. On September 24, 2007, Datascope entered into an engagement agreement with Lehman Brothers. During the fall of 2007, following a preliminary assessment by Lehman Brothers, the Datascope Board contacted a number of strategic and financial firms, including Parent, to determine whether the sale of all or part of Datascope would be in the best interests of Datascope and its stockholders. After discussions with multiple parties, the Datascope Board concluded that the sale of the entire company would not be in the best interests of Datascope’s stockholders, but that the interests of stockholders would be best served by the sale of Datascope’s Patient Monitoring division and the use of the proceeds to benefit directly the stockholders.

On March 11, 2008, Datascope announced that it had executed a definitive agreement to sell its Patient Monitoring division to Mindray Medical International Ltd. for $202 million in cash and the retention of approximately $38 million in accounts receivable (the “Patient Monitoring Sale”), and that it intended to distribute the net proceeds of the Patient Monitoring Sale to its stockholders either in a special dividend, a repurchase of stock or a combination of the two. The Patient Monitoring Sale was consummated on May 14, 2008.

On May 22, 2008, the Datascope Board met with representatives of Lehman Brothers and its outside counsel, Dechert LLP (“Dechert”), to discuss the alternatives with respect to the application of the net proceeds from the sale of the Patient Monitoring division. The Datascope Board was advised that some of Datascope’s substantial stockholders has expressed a preference that the net proceeds from the sale be used to repurchase shares of Common Stock. Representatives of Lehman Brothers reported to the Datascope Board that more than a dozen potential strategic and financial buyers had made unsolicited inquiries regarding an acquisition of the balance of Datascope. After discussion, the Datascope Board concluded that Lehman Brothers should be authorized to explore whether a sale of Datascope would be in the stockholders’ best interests and deferred a decision with respect to the application of the proceeds of the sale of the Patient Monitoring division, until after the Datascope Board could evaluate the results of Lehman Brothers’ efforts.

During late May and early June, Lehman Brothers and Dechert, together with senior management of Datascope, began preparing for the sale process.

On June 4, 2008, Datascope publicly announced that it was exploring strategic alternatives in response to expressions of interest received following the announcement of the Patient Monitoring Sale and that it had authorized Lehman Brothers to contact parties and to report back so that the Datascope Board could evaluate the expressions of interest and determine whether a transaction would be in the best interests of stockholders.

During June, Lehman Brothers contacted 55 potential acquirors, of which 29 were strategic buyers and 26 were financial buyers. Of these 55 contacts, Lehman Brothers distributed initial marketing materials to 45 potential acquirors, of which 22 were strategic buyers and 23 were financial buyers. Shortly thereafter, Datascope began to negotiate and enter into confidentiality agreements with interested parties. Out of this group of 45 potential acquirors, Lehman Brothers provided copies of Datascope’s Confidential Information Memorandum, which included information on the history, operations and projections for future results with respect to Datascope (giving effect to the Patient Monitoring Sale), to 26 parties of which six were strategic buyers and 20 were financial buyers.

As of July 21, 2008, the deadline for submission of initial indications of interest, Datascope had received six initial indications of interest, of which three were from strategic buyers and three were from financial buyers. Parent and five other potential acquirors each provided formal written initial indications of interest. These six bids valued the Common Stock at a range from $45.00 to $52.50 per share. Subsequently, Datascope invited Parent and four other parties to a second round of bidding. One of the bidders withdrew from the process shortly thereafter.

On July 23, 2008, representatives of Lehman Brothers updated the Datascope Board on the initial indications of interest. They reviewed the valuations provided by each potential acquiror and discussed possible reasons why initial indications were not provided by certain other parties.

On August 7, 2008, Datascope announced the divestiture of its Interventional Products division to St. Jude Medical, Inc. for $21 million in cash and an additional $3 million payable upon expiration of an 18 month indemnification period.

Beginning the week of August 11, 2008, Datascope conducted management presentations for the four remaining bidders. Parent and the three other potential acquirors each received individual presentations. Each of the bidders was provided with access to certain information concerning Datascope for purposes of conducting due diligence and with the proposed form of merger agreement. The proposed merger agreement contemplated that the successful bidder would commence a two-step transaction with a cash tender offer to acquire all of Datascope’s Common Stock, followed by a cash merger. The bidders continued their due diligence of Datascope and had a number of conversations with representatives of Datascope and its advisors.

Following completion of both documentary and management due diligence, on September 9, 2008, Parent and one other bidder, a strategic buyer backed by its private equity sponsor (“Party B”), submitted formal proposals to acquire Datascope, as well as comments on the proposed merger agreement. Parent’s proposal contemplated acquiring control of Datascope by means of a public tender offer at a price of $51.00 per share followed by a merger with Datascope. Party B’s proposal contemplated a cash merger with Datascope at a price of $50.00 per share. Both Parent and Party B also submitted commitment letters evidencing their ability to finance their respective obligations pursuant to the merger agreement and the transactions contemplated thereby.

On September 10, 2008, the Datascope Board met in a special meeting to review the terms of the two acquisition proposals with its advisors. The Datascope Board instructed Lehman Brothers to advise each bidder to reevaluate and resubmit their proposals by noon on September 13, 2008. During this period, Lehman Brothers and Dechert negotiated revisions to the merger agreement and the financing documents with the advisors of each of Parent and Party B.

On September 12, 2008 and September 13, 2008, respectively, Party B and Parent submitted revised bid proposals, including revised merger agreements and financing commitment letters to reflect additional concessions that Party B and Parent had obtained from their respective lenders. Parent increased its offer to $53.00 per share; Party B did not increase its offer. In the early evening on September 13, 2008, after a discussion between Party B and Lehman Brothers, Party B increased its offer to $51.00 per share. Later that evening, the Datascope Board was apprised of the two offers and, after a full discussion, then authorized Dechert and Lehman Brothers to seek to finalize the negotiations with Parent (assuming certain additional business points could be agreed upon), based on a number of factors, including Parent’s superior price of $53.00 per share and the strength of Parent’s financing, with the goal of signing definitive transaction agreements on September 14, 2008. The Datascope Board also authorized Dechert and Lehman Brothers to continue to negotiate with Party B but to indicate that Parent had differentiated itself in price and in the provisions of the merger agreement and to advise Party B that it would have to be prepared to accept Datascope’s proposed form of merger agreement and to increase its price to be competitive with Parent’s offer.

By late afternoon on September 14, 2008, Datascope and Parent had reached agreement on all substantive issues, and representatives of Lehman Brothers informed Party B that Datascope intended to accept Parent’s offer. During the evening of September 14, 2008, Party B increased its bid to $53.00 per share and agreed to Datascope’s form of merger agreement in all material respects. It was then determined to submit both bid packages to the Datascope Board for final consideration.

On September 15, 2008, prior to the meeting of the Datascope Board, Party B advised Dechert and Lehman Brothers that its financing commitments would expire at 5:00pm on that day and that its lenders were unwilling to agree to any modifications. Party B also indicated that, if the financing commitments could be renewed following their expiration, there could be no assurance that those commitments would be renewed with the same pricing. Accordingly, Party B stated that it could not make any further improvements to its proposal in terms of economics or timing and that there was a danger that the offer would decrease even if it were accepted and documented in all respects. Additionally, as of the middle of the day on September 15, 2008, Party B’s financing sources had not yet approved the language of the proposed agreements with Party B.

At a special meeting of the Datascope Board held on September 15, 2008, Dechert and Lehman Brothers made presentations to the Datascope Board regarding the key terms of the two offers. After such presentations, the Datascope Board determined to accept Parent’s offer. During the meeting, representatives of Lehman Brothers rendered its oral opinion, subsequently confirmed in writing on September 15, 2008, to the Datascope Board that, as of such date, and based on and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to or received by Datascope’s stockholders pursuant to the Merger Agreement was fair to such stockholders. The full text of the written opinion of Lehman Brothers, dated September 15, 2008, is attached as Annex I to this statement.

After considering the proposed terms of the Merger Agreement and other transaction documents, and the various presentations, as well as the resolutions to be adopted by the Datascope Board in connection with the transaction, the Datascope Board then unanimously approved the Merger Agreement and ancillary agreements. The Datascope Board also deemed, with respect to that certain Rights Agreement, dated as of May 22, 1991, by and between Datascope Corp. and Continental Stock Transfer & Trust Company (the “Rights Agreement”) that neither the execution, delivery or performance of the Merger Agreement nor the consummation of any of the transactions contemplated in the Merger Agreement would constitute a Distribution Date (as defined in the Rights Agreement), trigger a distribution of Rights Certificates (as defined in the Rights Agreement) or grant any holder of Rights (as defined under the Rights Agreement) under the Rights Agreement the right to exercise, transfer, trade any of such Rights. Thereafter, Datascope, Parent and the various parties to the ancillary agreements executed the transaction agreements.

In reaching its decision to approve the Merger Agreement and resolving to recommend that holders of Common Stock accept the Offer, tender their Common Stock pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement, the Datascope Board consulted with senior management, its legal counsel and its financial advisor and considered a number of material factors, including the following:

•	The $53.00 per share price to be paid in cash for each share of Common Stock represents a 26.8% premium over the closing price of $41.80 on June 3, 2008, the last trading day before Datascope’s public announcement of its potential sale.

•	The Offer Price is to be paid solely in cash, which will enable holders of Common Stock to realize immediately the fair value of their investment and further provides certainty of value and liquidity to investors.

•	Other strategic alternatives reasonably available to Datascope, including continuing to operate on a stand-alone basis or seeking to grow through acquisitions, and the benefits and risks associated with such alternatives as compared to the Offer and the Merger. In assessing the potential value of remaining independent, the Datascope Board considered and discussed, among other things, the financial condition, results of operations, management expertise, competitive position, business and prospects of Datascope as well as current economic, industry and market conditions, including the trend towards consolidation in the medical device industry.

•	The opinion of Lehman Brothers to the Datascope Board delivered orally to the Datascope Board on September 15, 2008, and subsequently confirmed in writing as of September 15, 2008, to the effect that, as of its date and based upon and subject to the factors and assumptions set forth in the written opinion, from a financial point of view, the $53.00 per share in cash to be offered to and received by holders of Common Stock pursuant to the Merger Agreement was fair to such holders. The full text of Lehman Brothers’ opinion, dated September 15, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. Holders of Common Stock are encouraged to read the Lehman Brothers opinion in its entirety.

•	The experience, reputation and financial capabilities of Parent.

•	The active solicitation of potential bidders for Datascope and the competitive bidding process and the arm’s length negotiations resulting in the Merger Agreement.

•	The lack of any financing contingency in the Merger Agreement, as well as the certainty of financing.

•	The termination fee of $30 million payable to Datascope in the event the Merger Agreement is terminated because of certain antitrust issues, which would mitigate the opportunity costs of being committed to the terms of the Merger Agreement until it is terminated because of such antitrust issues.

•	The execution of the Voting Agreement, through which Lawrence Saper agreed to tender his shares in the Offer and vote in favor of adoption of the Merger Agreement.

•	The likelihood and anticipated time of completion of the Offer and the Merger.

In the course of its deliberations, the Datascope Board also considered a variety of material risks and other countervailing factors, including:

•	The restrictions imposed by the Merger Agreement on the ability of Datascope to operate its business until completion of the Merger, which may delay or prevent pursuit of business opportunities that may arise or otherwise preclude advisable actions.

•	Datascope is obligated to pay Parent a termination fee of $30 million if the Merger Agreement is terminated under certain circumstances, which, in addition to being costly, potentially could discourage other potential acquirors from making an acquisition proposal.

•	The Offer Price is fixed at $53.00 per share of Common Stock, even if Datascope’s business prospects improve between the execution of the Merger Agreement and the Effective Time.

•	Proceeds to holders of Common Stock will be taxable.

•	Datascope’s operations and staffing may be disrupted as preparations are made for closing of the Merger.

•	The existence of potential conflicts of interest between Datascope’s executive officers, on the one hand, and holders of Common Stock, on the other.

•	The risks and costs to Datascope if the Offer and the Merger do not close, including employee attrition.

The Datascope Board unanimously approved the Merger Agreement and related transactions following consideration of the various factors described above as well as other factors the individual members of the Datascope Board deemed relevant or appropriate. No particular consideration was dispositive, and the Datascope Board did not deem it practical, and did not attempt, to quantify, rank or assign relative weights to the factors considered in reaching its decision. Rather, the Datascope Board based its recommendation on the totality of information available to it, its independent investigations and discussions with its legal counsel and financial advisor.

On September 16, 2008, Datascope and Parent each issued a press release announcing the execution of the Merger Agreement and related transactions.

(c) Intent to Tender.

Lawrence Saper, the Chairman and Chief Executive Officer of Datascope, has entered into the Voting Agreement in which he has agreed to (i) tender or cause to be tendered all shares of Common Stock held of record or beneficially by him pursuant to the Offer and (ii) vote all shares of Common Stock held of record or beneficially by him in favor of the adoption of the Merger Agreement. The obligations under the Voting Agreement terminate upon a termination of the Merger Agreement, upon amendment or change to the Merger Agreement which materially and adversely affects Mr. Saper or upon written notice by Parent to Mr. Saper of termination.

To the knowledge of Datascope, Datascope and all of its executive officers, directors and affiliates (other than Lawrence Saper) currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer or to sell or cause to be sold all Common Stock held of record or beneficially by them prior to the consummation of the Offer. The foregoing does not include any Common Stock over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third-party with respect to the offer.

(d) Opinion of Financial Advisor to the Datascope Board.

On September 24, 2007, the Datascope Board engaged Lehman Brothers to act as its financial advisor with respect to its evaluation of strategic alternatives for Datascope. On September 15, 2008, Lehman Brothers rendered its opinion to the Datascope Board that, as of such date, and based on and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to and received by Datascope’s stockholders in the proposed transaction was fair to such stockholders. On September 22, 2008, certain assets of Lehman Brothers, including its North American investment banking franchise, were acquired by Barclays Capital Inc. This acquisition of Lehman Brothers’ business occurred after the delivery of Lehman Brothers’ opinion to the Datascope Board and the execution of the merger agreement on September 15, 2008.

The full text of Lehman Brothers’ written opinion, dated September 15, 2008, is attached as Annex I to this Schedule 14D-9. Datascope stockholders are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion.

Lehman Brothers’ opinion, the issuance of which was approved by Lehman Brothers’ Fairness Opinion Committee, was provided for the use and benefit of the Datascope Board and was rendered to the Datascope Board in connection with its consideration of the proposed transaction. Lehman Brothers’ opinion was not intended to be and does not constitute a recommendation to any Datascope stockholder as to whether to accept the consideration to be offered in the proposed transaction. Lehman Brothers was not requested to opine as to, and Lehman Brothers’ opinion did not address, Datascope’s underlying business decision to proceed with or effect the proposed transaction. In addition, Lehman Brothers expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to and received by the stockholders of Datascope in the proposed transaction.

In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things:

•	The Merger Agreement and the specific terms of the proposed transaction;

•	Publicly available information concerning Datascope that Lehman Brothers believed to be relevant to its analysis, including Datascope’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008;

•	Financial and operating information with respect to the business, operations and prospects of Datascope furnished to Lehman Brothers by Datascope, including financial projections of Datascope prepared by management of Datascope;

•	A trading history of the Common Stock from September 11, 1998 to September 12, 2008 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant;

•	A comparison of the historical financial results and present financial condition of Datascope with those of other companies that Lehman Brothers deemed relevant;

•	A comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and

•	The results of Lehman Brothers’ efforts to solicit indications of interest from third parties with respect to a purchase of Datascope.

In addition, Lehman Brothers had discussions with the management of Datascope concerning its business, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied on the accuracy and completeness of the financial and other information used by Lehman Brothers without any independent verification of such information. Lehman Brothers further relied on the assurances of Datascope’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Datascope, upon advice of Datascope, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Datascope as to the future financial performance of Datascope and that Datascope will perform substantially in accordance with such projections. Lehman Brothers assumed no responsibility for and it expressed no view as to any such projections or estimates or the assumptions on which they were based. Lehman Brother further assumed, on advice of Datascope, that all material governmental, regulatory, or other consents or approvals necessary for the consummation of the proposed transaction will be obtained. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Datascope and did not make or obtain any evaluations or appraisals of the assets or liabilities of Datascope. Lehman Brothers’ opinion was necessarily based on market, economic and other conditions as they existed on, and could be evaluated as of, September 15, 2008. The Datascope Board imposed no limitations on Lehman Brothers with respect to the scope of the investigations made or procedures followed in rendering its opinion.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Datascope Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Historical Stock Performance Review

Lehman Brothers considered historical data with regard to the trading prices of shares of the Common Stock over a ten year period. This analysis was presented to the Datascope Board to provide it with background information and perspective with respect to the relative historical stock prices of the Common Stock. Lehman Brothers noted that within the ten year period ended June 3, 2008 (the last trading day prior to the date that Datascope publicly announced it was exploring strategic alternatives), the intraday per share price of the Common Stock ranged from a low of $16.00 to a high of $46.93, and within the one year period ended June 3, 2008, the intraday per share price of the Common Stock ranged from a low of $29.29 to a high of $43.57, as compared to the per share offer price of $53.00.

Lehman Brothers also analyzed the performance of Datascope’s stock price against an index of comparable companies, consisting of Medtronic Inc., Boston Scientific Corp., St. Jude Medical Inc., Terumo Corp., Getinge AB, Edwards Lifesciences Corp., Thoratec Corp., Haemonetics Corp., Zoll Medical Corp., Abiomed Inc., Merit Medical Systems Inc., Greatbatch Inc., and ICU Medical Inc. Lehman Brothers reviewed the stock price performance of Datascope and such comparable companies from September 11, 1998 to September 12, 2008 and noted that for the period ended June 3, 2008 (the last trading day prior to the date that Datascope publicly announced it was exploring strategic alternatives), the per share price of the Common Stock increased 112% as compared to the index of comparable companies’ increase of 77% and for the period ended September 12, 2008 (the last trading day prior to the public announcement of the proposed transaction), the per share price of the Common Stock increased 158% as compared to the index of comparable companies’ increase of 83%.

Selected Publicly Traded Comparable Companies Analysis

In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers, based on its experience with companies in the medical devices industry, reviewed and compared specific financial and operating data relating to Datascope with the following selected companies that Lehman Brothers deemed comparable to Datascope:

• Abiomed Inc.

• Boston Scientific Corp.

• Edwards Lifesciences Corp.

• Getinge AB

• Greatbatch Inc.

• Haemonetics Corp.

• ICU Medical Inc.

• Medtronic Inc.

• Merit Medical Systems Inc.

• St. Jude Medical Inc.

• Terumo Corp.

• Thoratec Corp.

• Zoll Medical Corp.

As part of its comparable company analysis, Lehman Brothers calculated and analyzed Datascope’s and each of the comparable companies’ ratios of current price to estimated 2009 earnings, commonly referred to as a P/E multiple. Lehman Brothers included expected Datascope earnings for this analysis based on projections provided by

Datascope’s management, and ratios for the selected comparable companies were calculated based on publicly available financial data and estimates and closing prices as of September 12, 2008. The ratios for Datascope were calculated using the closing price of the Common Stock on June 3, 2008, the last trading day prior to the date that Datascope publicly announced it was exploring strategic alternatives. The results of these analyses are summarized as follows:

2009 P/E

Low	14.2x
Median	19.2x
Mean	19.1x
High	24.4x

Based upon the results of the comparable company analysis, Lehman Brothers developed a range of multiples to apply to the projections provided by Datascope’s management and calculated a range of implied per share stock prices. The results of these analyses are summarized as follows:

Implied	Per Share
Per Share Range	Offer Price

$33.80 – $46.50	$53.00

Lehman Brothers selected the comparable companies used in this analysis because their businesses and operating profiles are reasonably similar to those of Datascope. However, because of the inherent differences between the business, operations and prospects of Datascope and the businesses, operations and prospects of the selected comparable companies, no comparable company is exactly the same as Datascope. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Datascope and the companies included in the comparable company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Datascope and the companies included in the comparable company analysis.

Selected Precedent Transactions Analysis

Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and financial multiples paid or proposed to be paid in thirteen completed or proposed acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant in arriving at its opinion. Lehman Brothers chose the transactions used in the precedent transactions analysis based on the similarity of the target companies in the precedent transactions to Datascope in the size and other characteristics of their businesses. Lehman Brothers reviewed the following transactions:

Date Announced	Acquiror	Target

07/24/2008	General Electric Co.	Vital Signs, Inc.
02/11/2008	Bayer AG	Possis Medical, Inc.
12/13/2007	Avista Capital Partners, LLC	Boston Scientific Corp. (Fluid Management)
11/05/2007	Getinge AB	Boston Scientific Corp. (Cardiac / Vascular)
07/23/2007	Teleflex, Inc.	Arrow International, Inc.
05/14/2007	Cardinal Health, Inc.	VIASYS Healthcare, Inc.
01/26/2007	MSPI / Investor AB	Molnlycke Health Care Group AB
04/21/2005	APAX Partners Worldwide LLP	Molnlycke Health Care Group AB
03/18/2005	Siemens AG	CTI Molecular Imaging, Inc.
12/06/2004	Smiths Group Plc	Medex, Inc.
09/22/2004	St. Jude Medical, Inc.	Endocardial Solutions, Inc.
05/19/2004	Cardinal Health, Inc.	ALARIS Medical Systems, Inc.
05/17/2004	Teleflex, Inc.	Hudson RCI

Using publicly available information for each of the selected transactions, Lehman Brothers calculated enterprise value as a multiple of last twelve months’, or LTM, earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. The following table presents the results of this analysis:

Enterprise Value /
LTM EBITDA

Low	9.8x
Median	12.2x
Mean	13.4x
High	17.5x

Based upon the results of the selected precedent transactions analysis, Lehman Brothers developed a range of multiples to apply to the projections provided by Datascope’s management and calculated a range of implied per share stock prices. The following table presents the results of this analysis:

Implied	Per Share
Per Share Range	Offer Price

$44.60 – $59.30	$53.00

Discounted Cash Flow Analysis

As part of its analysis, and in order to estimate the present value of the Common Stock, Lehman Brothers prepared a discounted cash flow analysis for Datascope’s after-tax unlevered free cash flows for Datascope’s base business for the fiscal years 2009 through 2013, and separately for a pipeline product in development, for fiscal years 2009 through 2018.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

For the base business (excluding the pipeline product in development), Lehman Brothers performed a 5-year discounted cash flow analysis for Datascope by adding (1) the present value of Datascope’s base business’ projected after-tax unlevered free cash flows for fiscal years 2009 through 2013 to (2) the present value of Datascope’s “terminal value” as of 2013. “Terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The expected future cash flow attributable to Datascope and its components was determined using information provided by Datascope’s management. Lehman Brothers estimated a range of terminal values in 2013 based on a “terminal growth rate” of 1.5% to 3.5%. Lehman Brothers discounted the unlevered free cash flow streams and the estimated terminal value to present value using a range of discount rates from 11% to 15%. The discount rates used in this analysis were chosen by Lehman Brothers based on its expertise and experience with the medical device industry.

For the pipeline product in development, Lehman Brothers performed a 10-year discounted cash flow analysis for Datascope by adding (1) the present value of the new product’s projected after-tax unlevered free cash flows for fiscal years 2009 through 2018 to (2) the present value of the new product’s “terminal value” as of 2018. The expected future cash flow attributable to the new product and its components was determined using information provided by Datascope’s management. To account for the uncertainties in the new product related to, among other things, regulatory approval, market adoption rates and future competition, Lehman Brothers applied a range of probability weightings to the free cash flows. Lehman Brothers estimated a range of terminal values in 2018 based on a “terminal growth rate” of 1.5% to 3.5%. Lehman Brothers discounted the unlevered free cash flow streams and the estimated terminal value to present value using a range of probabilities of 0% to 100% and a range of discount rates from 11% to 15%. The discount rates used in this analysis were chosen by Lehman Brothers based on its expertise and experience with the medical device industry.

Lehman Brothers calculated per-share equity values by first determining a range of enterprise values of Datascope and adding the present values of the base business’ and the new product’s after-tax unlevered free cash flows and terminal value for each discount rate and terminal growth rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash), and dividing those amounts by the number of diluted shares of common stock. For the new product, a probability weighting of 20% was applied to the cash flows and terminal value, consistent with industry practices, to account for the inherent uncertainties associated with the new product. The discounted cash flow analysis for Datascope was performed for the financial projections provided by Datascope’s management. The following table presents the results of this analysis:

	Implied	Per Share
	Per Share Range	Offer Price

Base business	$38.48 – $55.87
Pipeline Product (at 20% probability)	$6.46 – $15.21
Total	$44.94 – $71.08	$53.00

Transaction Premiums Analysis

Lehman Brothers reviewed the premiums paid in acquisitions of public targets in completed or proposed acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant in arriving at its opinion. Lehman Brothers chose the transactions used in the transaction premium analysis based on the similarity of the target companies in the transactions to Datascope in the size of the equity value purchased or agreed to be purchased.

Lehman Brothers calculated the premium per share paid by the acquiror compared to the per share price of the target company prevailing one day prior to the announcement of the proposed transaction. Lehman Brothers noted that the proposed per share offer price represented a premium of 26.8% to the closing price of Datascope common stock of $41.80 on June 3, 2008, the last trading day prior to the date that Datascope publicly announced it was exploring strategic alternatives.

Based upon the results of the transaction premiums analysis, Lehman Brothers developed a range of implied per share stock prices by applying the second and third quartile premiums to the closing price of the Common Stock on June 3, 2008, excluding $12.83 in excess cash from the divestitures of the Patient Monitoring division and the Interventional Products division. The following table presents the results of this analysis:

Implied	Per Share
Per Share Range	Offer Price

$49.04 – $52.81	$53.00

General

In connection with the review of the proposed transaction by the Datascope Board, Lehman Brothers performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Lehman Brothers may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Lehman Brothers’ view of the actual value of Datascope.

In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry risks associated with industry performance, general business and economic conditions and other matters, many of which are beyond Datascope’s control. Any estimates contained in Lehman Brothers’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Lehman Brothers’ analysis of the fairness of the offer price from a financial point of view to Datascope stockholders and were prepared in connection with the delivery by Lehman Brothers of its opinion, dated September 15, 2008, to the Datascope Board. The analyses did not purport to be appraisals or to reflect the prices at which shares of the Common Stock might trade following announcement of the proposed transaction.

The terms of the proposed transaction were determined through arm’s length negotiations between the Datascope Board and its advisors and Getinge and its advisors and were unanimously approved by the Datascope Board. Lehman Brothers did not recommend any specific amount or form of consideration to Datascope or that any specific amount or form of consideration constituted the only appropriate consideration for the proposed transaction. Lehman Brothers’ opinion was provided to the Datascope Board to assist it in its consideration of the proposed transaction. Lehman Brothers’ opinion was one of the many factors taken into consideration by the Datascope Board in making their unanimous determinations to recommend approval of the Merger Agreement. Lehman Brothers’ analyses summarized above should not be viewed as determinative of the opinion of the Datascope Board with respect to the value of Datascope or of whether the Datascope Board would have been willing to agree to a different amount or form of consideration.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Datascope Board selected Lehman Brothers because of its expertise, reputation and familiarity with Datascope and the medical device industry generally and because its investment banking professionals have substantial experience in transactions comparable to the proposed transaction. On September 22, 2008, certain assets of Lehman Brothers, including its North American investment banking franchise, were acquired by Barclays Capital Inc. This acquisition of Lehman Brothers’ business occurred after the delivery of the Lehman Brothers’ fairness opinion to the Datascope Board and the execution of the Merger Agreement on September 15, 2008.

As compensation for its services in connection with the proposed transaction, Datascope has agreed to pay Lehman Brothers a financial advisory fee of approximately $6.9 million, portions of which became payable on Lehman Brothers’ engagement and on the rendering of Lehman Brothers’ opinion to the Datascope Board, and a substantial portion of which is contingent on the completion of the proposed transaction. In addition, Datascope has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Datascope Board and the rendering of the Lehman Brothers opinion. Lehman Brothers has rendered various investment banking and financial services for Datascope in the past and has received customary fees for such services. Specifically, in the past two years, Lehman Brothers has performed the following investment banking and financial services for Datascope: (i) acted as financial advisor to Datascope in connection with the Patient Monitoring Sale and (ii) provided services to Datascope in connection with its 2006 stock repurchase program. Lehman Brothers also expects to provide various investment banking and financial services for Parent in the future and expects to receive customary fees for such services.

In the ordinary course of its business, Lehman Brothers actively trades in the debt or equity securities of Datascope and of Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

The foregoing summary of the relationship between Datascope and Lehman Brothers is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the written opinion of Lehman Brothers attached as Annex I to this Schedule 14D-9 and incorporated in this Schedule 14D-9 by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated September 24, 2007, Datascope engaged Lehman Brothers to act as its financial advisor in connection with the contemplated transaction. As compensation for its services in connection with the proposed transaction, Datascope has agreed to pay Lehman Brothers a financial advisory fee of approximately $6.9 million, portions of which became payable on Lehman Brothers’ engagement and on the rendering of Lehman Brothers’ opinion to the Datascope Board, and a substantial portion of which is contingent on the completion of the proposed transaction. In addition, Datascope has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the proposed transaction and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Datascope Board and the rendering of the Lehman Brothers opinion. Lehman Brothers has rendered various investment banking and financial services for Datascope in the past and has received customary fees for such services. Specifically, in the past two years, Lehman Brothers has performed the following investment banking and financial services for Datascope: (i) acted as financial advisor to Datascope in connection with the sale of its Patient Monitoring division and (ii) provided services to Datascope in connection with its 2006 stock repurchase program. Lehman Brothers also expects to provide various investment banking and financial services for Getinge in the future and expects to receive customary fees for such services.

The Datascope Board selected Lehman Brothers as its financial advisor in connection with the tender offer and merger because the principals and other professionals of Lehman Brothers have substantial experience in similar transactions. Lehman Brothers represented Datascope in the Patient Monitoring Sale and thus was familiar with Datascope. In addition, Lehman Brothers, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. On September 22, 2008, certain assets of Lehman Brothers, including its North American investment banking franchise, were acquired by Barclays Capital Inc. This acquisition of Lehman Brothers’ business occurred after the delivery of Lehman Brothers’ opinion to the Datascope Board and the execution of the merger agreement on September 15, 2008.

Neither Datascope, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by Datascope or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Datascope in response to the Offer that relate to a tender offer or other acquisition of the securities of Datascope by Datascope, any of its subsidiaries or any other person.

(b) Except as indicated in Items 3 and 4 above or in Item 8 below, no negotiations are being undertaken or are underway by Datascope in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Datascope or any subsidiary thereof, (ii) any purchase, sale or transfer of a material amount of assets by Datascope or any subsidiary thereof or (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of Datascope.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Datascope Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Merger Agreement provides that after Purchaser accepts for payment and pays for any Common Stock tendered and not withdrawn pursuant to the offer (the “Acceptance Time”), Purchaser has the right to elect or designate a number of directors on the Datascope Board as is equal to the product of the total number of directors on the Datascope Board and the percentage that the aggregate number of Common Stock beneficially owned by Parent, Purchaser and any of its affiliates bears to the total number of shares of Common Stock then outstanding, with such directors to be split upon among the three classes of the Datascope board so as to keep the classes approximately even in number of directors. Under the terms of the Merger Agreement, Datascope shall, upon Purchaser’s request at any time following the Acceptance Time, take such actions, including but not limited to promptly filling vacancies or newly created directorships on the Datascope Board, promptly increasing the size of the Datascope Board (including by amending Datascope’s bylaws if necessary to increase the size of the Datascope Board) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Datascope Board, and shall use its reasonable best efforts to cause Purchaser’s designees to be so elected or designated at such time. The summary of the above-provisions from the Merger Agreement concerning representation on the Datascope Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

In the event Purchaser designates, in accordance with the terms of the Merger Agreement and as described above, certain persons to be appointed to the Board, other than at a meeting of Datascope’s stockholders, an information statement (the “Information Statement”) as required under Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 promulgated thereunder, will be furnished to Datascope’s stockholders and filed with the SEC. The Information Statement will be provided to stockholders at least ten days prior to the date any such person takes office as a director on the Datascope Board.

Merger Option

Pursuant to the terms of the Merger Agreement, Datascope granted to Purchaser the Merger Option to purchase, at the Offer Price, such number of newly issued shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser and Parent, shall constitute necessary shares to consummate a “short-form” merger under the DGCL. The Merger Option shall be exercisable only after Purchaser has acquired at least 80% of the outstanding shares of Common Stock. Pursuant to the Merger Option, Datascope would only be required to issue up to that number of shares of its Common Stock that would not require stockholder approval under the NASDAQ Marketplace Rules and that would not exceed the number of authorized shares of Common Stock.

Vote Required to Approve the Merger

The Datascope Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the exercise of the Merger Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Datascope’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

Section 203 of the DGCL generally prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination,” which includes mergers and certain other transactions, with a Delaware corporation for a period of three years following the date such person became an interested stockholder. If, among other requirements, the “business combination” with a person is approved by the board of directors prior to the date such person became an “interested stockholder,” the transaction becomes permissible under Delaware law. The Datascope Board unanimously approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Parent and Purchaser have represented in the Merger Agreement that neither is an “interested stockholder.” Many other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified Notification and Report Forms (“HSR Forms”) and associated information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the statutory waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of the HSR Forms concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is extended by a request for additional information or documentary material. The Merger Agreement specifies that Parent and Purchaser must file the HSR Forms within 10 business days of execution of the Merger Agreement. Assuming that the HSR Forms are filed on September 29, 2008, the initial waiting period with respect to the Offer and the Merger would expire at 11:59 p.m., New York City time, on October 14, 2008. If, within the initial 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Datascope and/or Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional 10 calendar days, which may be terminated before its expiration by the FTC or the Antitrust Division, following the date of Parent’s substantial compliance with that request. After such additional period, the waiting period may be extended only by court order or with the consent of the parties.

In practice, complying with a request for additional information or documentary material may take a significant period of time.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger or the divestiture of substantial assets of Parent, Datascope or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The parties will submit regulatory antitrust filings in all countries where required, including Germany, where a premerger notification must be submitted pursuant to Section 39 of the Act Against Restraints on Competition.

The Company is not aware of any other material government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Offer. In connection with consummation of the Merger, however, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger may seek an appraisal and be paid the “fair value” of the Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by a Delaware Court. This amount is paid in cash, provided that such holder complies with the provisions of Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of Datascope (i) before the taking of the vote on the adoption of the Merger Agreement, if such vote is required or (ii), if no such vote is required, within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) stating that, among other things, the Merger is effective and that appraisal rights are available. If the Merger requires a stockholder vote, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and the stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought from the time of making of the demand through the Effective Time. A Remaining Stockholder seeking to exercise appraisal rights must not vote in favor of the Merger, consent to the Merger or deliver a proxy in favor of the Merger. Following exercise of appraisal rights a Remaining Stockholder surrenders his voting rights with respect to such shares and any distributions or dividends declared after such exercises.

Within 120 days after the Effective Time, either Datascope or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If such petition is timely filed, the Delaware Court of Chancery will hold a hearing and subsequently determine which stockholders are entitled to appraisal rights. The Court then will appraise the Common Stock owned by such stockholders, determining the fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid upon the amount determined to be the fair value. The cost of this proceeding, as determined by the Delaware Court of Chancery, may be imposed upon the parties as the court deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal.

The fair value of Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, and opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Datascope expects that Parent would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer.

Item 9.	Exhibits.

The following exhibits are filed as part of this report.

(a)(1)(A)	Offer to Purchase, dated September 30, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent)
(a)(1)(B)	Form of Letter of Transmittal, dated September 30, 2008 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO filed by Parent)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent)
(a)(1)(F)	Form of Letter to Participants in Datascope Corp. 401(k) Savings Plan (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent)
(a)(1)(G)	Form of Letter to Participants in Mindray DS USA, Inc. 401(k) Savings Plan (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Parent)
(a)(1)(H)	Form of Letter to Participants in Datascope Corp. Employee Stock Plan (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by Parent)
(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (to be filed)
(a)(2)	Letter from Lawrence Saper, Datascope’s Chairman and Chief Executive Officer, to Stockholders of Datascope, dated September 30, 2008*
(a)(5)(A)	Opinion of Lehman Brothers Inc. to the Board of Directors of Datascope Corp., dated September 15, 2008 (attached as Annex I to this Schedule 14D-9)*
(a)(5)(B)	Press Release of Datascope Corp., dated September 16, 2008 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Datascope Corp. on September 17, 2008)

(a)(5)(C)	Joint Press Release issued by Getinge and Datascope, dated September 30, 2008, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to Schedule TO filed by Parent)
(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2008, by and among Getinge AB, DaVinci Merger Sub, Inc. and Datascope Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Datascope Corp. on September 17, 2008)
(e)(2)	Voting Agreement, dated as of September 15, 2008, by and among Getinge AB and Lawrence Saper (attached as Exhibit 99.E.2 to this Schedule 14D-9)
(e)(3)	Datascope Corp. Proxy Statement for the Annual Meeting of Stockholders held on December 20, 2007 (incorporated by reference to the Proxy Statement on Schedule 14A filed by Datascope Corp. on November 1, 2008)
(e)(4)	Datascope Corp. Form of Indemnification Agreement for directors (attached as Exhibit 99.E.4 to this Schedule 14D-9)
(e)(5)	Datascope Corp. 1981 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2.1 to the Form 8-B filed by Datascope Corp. on January 4, 1990)
(e)(6)	Datascope Corp. 1995 Stock Option Plan, as amended (incorporated by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed by Datascope Corp. on October 28, 2004)
(e)(7)	Datascope Corp. 1997 Executive Bonus Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the “2Q 1997 10-Q”))
(e)(8)	Datascope Corp. Annual Incentive Plan (incorporated by reference to Exhibit 10.3 to the 2Q 1997 10-Q)
(e)(9)	Datascope Corp. Amended and Restated Compensation Plan for Non-Employee Directors (incorporated by reference to Annex A to the Company’s Proxy Statement on Schedule 14A filed by Datascope Corp. on October 28, 2002)
(e)(10)	Employment Agreement, dated July 1, 1996, by and between the Company and Lawrence Saper (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the fiscal year ended June 30, 1997)
(e)(11)	Split-Dollar Agreement, dated July 25, 1994, by and among the Company, Lawrence Saper and Carol Saper, Daniel Brodsky and Helen Nash, Trustees of the Saper Family 1994 Trust UTA. dtd. 6/28/94 (incorporated by reference to Exhibit 10.15 to the Datascope Corp. Annual Report on Form 10-K for the fiscal year ended June 30, 1996)
(e)(12)	Stock Option Agreement between the Company and David Altschiller (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-8 filed with the Securities Exchange Commission (the “Commission”) on June 20, 2000)
(e)(13)	Amendment to Employment Agreement, dated as of May 30, 2000, by and between Datascope Corp. and Lawrence Saper (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K for the fiscal year ended June 30, 2000)
(e)(14)	Second Amendment to Employment Agreement, dated as of October 31, 2001, by and between Datascope Corp. and Lawrence Saper (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (the “2002 10-K”))
(e)(15)	Stock Option Agreement between the Company and William L. Asmundson (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8 filed with the Commission on December 19, 2001)
(e)(16)	Third Amendment to Employment Agreement, dated as of March 13, 2002, by and between Datascope Corp. and Lawrence Saper (incorporated by reference to Exhibit 10.23 of the 2002 10-K)
(e)(17)	Fourth Amendment to Employment Agreement, dated as of October 1, 2002, by and between Datascope Corp. and Lawrence Saper (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004)
(e)(18)	Stock Option Agreement between the Company and David Altschiller, dated February 25, 2003 (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 filed with the Commission on May 30, 2003)

(e)(19)	Datascope Corp. 2004 Management Incentive Plan (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by Datascope Corp. on October 28, 2003)
(e)(20)	Fifth Amendment to Employment Agreement, dated as of April 1, 2005, by and between Datascope Corp. and Lawrence Saper (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2005)

*	Included in copies mailed to stockholders of Datascope Corp.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Henry M. Scaramelli
Name:     Henry M. Scaramelli

Title:	Vice President, Finance and Chief Financial Officer

Dated: September 30, 2008

Annex I

September 15, 2008

Board of Directors
Datascope Corp.
14 Philips Parkway
Montvale, NJ 07645

Members of the Board of Directors:

We understand that Datascope Corp., a Delaware corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Getinge AB, a Swedish Aktiebolag (“Getinge”), pursuant to which (i) DaVinci Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Getinge (“Merger Sub”), will commence a tender offer to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, for $53.00 per share in cash (the “Consideration”) and (ii) following the consummation of the tender offer, Merger Sub will be merged with and into the Company and the Company will be the surviving corporation following the merger. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of September 15, 2008, among Getinge, Merger Sub and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Consideration to be offered to and received by such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to and received by the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2008, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (4) a trading history of the Company’s common stock from September 11, 1998 to September 12, 2008 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (7) the results of our efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. We have further assumed, upon advice of the Company, that all material governmental, regulatory or other consents or approvals necessary for the consummation of the Proposed Transaction will be obtained. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to and received by the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company in the past and have received customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as financial advisor to the Company in connection with the sale of its patient monitoring division and (ii) provided services to the Company in connection with its 2006 stock repurchase program. We also expect to provide various investment banking and financial services for Getinge in the future and expect to receive customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Getinge for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the Consideration to be offered to the stockholders in connection with the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS